Exhibit 3

BIMIZCI Fund, LLC
C/O Cogency Global Inc.
850 New Burton Road, Suite 201
Dover DE 19904
October 11, 2023
Andrew Murstein
President & COO
Medallion Financial Corp.
437 Madison Ave, 38th Floor
New York City, NY 10022
Dear Mr. Murstein,
I begin this letter by asking the Board of Directors of Medallion Financial Corp. (the “Board”) and senior leadership to objectively consider the issues I will raise. BIMIZCI Fund LLC (“BIMIZCI”) currently has a $15 million Trust Preferred securities (“TruPS”) investment in Medallion Financing Trust 1, a wholly owned subsidiary of Medallion Financial Corp. (the “Company”). We invested in February 2021. The repayment of our investment is via quarterly payments made by the Company on its junior subordinated notes held by Medallion Financing Trust 1, which in turn repay the TruPS. In prior roles and as a Member of BIMIZCI, I have invested in over 100 FDIC-insured bank lenders throughout the United States since 2012. I have talked to over 200 bank management teams, understand the financing constraints for regulated entities, and I am very familiar with every loan type on a bank balance sheet, including indirect consumer lending. I have directly invested in or managed over $350 million in performing and distressed loan and securities portfolios and understand the importance of early risk mitigation to minimize losses. In 2009 through 2011, I was heavily involved in winding down a large exposure to risky assets acquired right before the Global Financial Crisis. Due to my experience, I feel I can speak knowledgably about the unique risks facing the Company.
BIMIZCI is optimistic about the future of the Company and has dedicated considerable time to this analysis. I am confident that the Board and senior leadership will take the time to read through this in its entirety, since you are responsible for a diversified institutional and retail investor base that also believes in the future of the Company. However, we believe that the Company can only thrive if it is run properly and with strong Board oversight. Consumer lending, particularly in the areas the Company operates, is incredibly competitive with various business models and technology-focused firms looking for market share. In order to succeed, the Company will require a radical change in attitude, leadership, governance and business focus and a willingness to adapt to a rapidly changing environment. Unfortunately, the Company must do this under the cloud of an SEC lawsuit against the Company and Andrew Murstein, the COO and President of the Company.
Beginning almost a decade ago, the implosion of the Company’s Medallion portfolio resulted in an 85% loss in market cap from 1Q14 to 1Q17, and over $230 million in cumulative Medallion loan net charge-offs against a beginning Medallion loan balance of $679 million. Make no mistake that this was almost entirely caused by poor managerial decisions NOT negative short seller reports. Short sellers did not cause the credit deterioration or make the inadequate loss mitigation choices that almost sunk the Company. Looking forward, I believe the Company could face echoes of what it faced with the Medallion portfolio and this could result in tremendous value destruction and severe distress if changes are not made immediately. The probability of an adverse outcome is high given that the de facto decision-maker at the Company, who was responsible for the questionable judgment calls both before and during the Medallion implosion, is still in charge.
My attached report is broken up into 3 sections:
[This report is not included on the website]

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Section 1 deals with governance and company leadership. I discuss the Board’s reaction to the SEC suit and its unwillingness to appoint an independent third party to investigate the serious allegations. I discuss the obvious conflicts of interest in the serendipitous valuation increase of the Company’s subsidiary, Medallion Bank (the “Bank”) as the Medallion loan portfolio deteriorated. A valuation change that the Board allowed and the SEC is investigating. I point out the egregious compensation offered to Andrew Murstein, seemingly unconnected to the profit and performance of the Company, both absolutely and relative to peers selected by the Company. I discuss the Board’s unwillingness to enforce its Clawback authority for “detrimental conduct” or mete out any punishment for violations of its code of ethics for what I believe was clearly unethical behavior.

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Section 2 deals with the direct and indirect costs of Andrew Murstein’s actions that led to the SEC lawsuit. I discuss how Murstein’s credibility has been irreparably harmed; how the lack of trust in Murstein, and by extension, the Company could be costly. There are high direct legal expenses the Company has absorbed and the SEC suit will materially affect the Company’s ability to raise future capital on reasonable terms if at all.

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Section 3 deals with the risks posed by the Company’s business model. I discuss how the large non-prime portion of the Recreation Lending segment presents a material threat given the macro sensitivity of non-prime borrowers going into a tougher economic climate. I discuss how credit quality could deteriorate quickly and that recent consumer trends are not positive, albeit not terrible. I discuss the Company’s Holding Company/Bank subsidiary structure and how that causes unique default risks for investors. I discuss the Company’s reliance on spread income and the margin risks that poses. I offer extensive mitigants and ideas to minimize the risks.

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Section 4 deals with suggestions on improved disclosures in public filings. I discuss how that will increase transparency and allow an honest assessment of both the Company’s value by potential investors, and the Company’s performance by the Board.

Within each segment, I divide my analysis into 1 or more of 3 periods based on their impact on performance: 1. The earnings distortion from the Bank subsidiary Valuation increase from 2015 – 1Q2018; 2. The impact from the wind-down of the Medallion segment from 2018 – 4Q2020; and 3. The balance sheet evolution and earnings distortion (both positive and negative) from the (now) legacy non-core Medallion portfolio from 1Q2021 – 2Q2023.
This letter provides all Board members with a preliminary blueprint that I believe would allow the Company to thrive long-term and maximize returns to shareholders, creditors and other stakeholders. I consistently note that even though some of the risks I identify have been disclosed by the Company, it is woefully inadequate to simply “check the box”. The Company must take the next step and put plans in place to mitigate the impact of those risks and the Board must hold management accountable for the effectiveness of those plans. This was a clear failure during the Medallion implosion and cannot be repeated. The Board now has no plausible deniability if you ignore my suggestions and warnings and value is subsequently destroyed.
Once you have digested the contents of this letter and the attached analysis, on behalf of all stakeholders, I would like a response by October 31st, 2023. If you feel my data is inaccurate, please point that out and I will gladly review it and correct it if necessary. If I do not hear from you, I will be forced to share my observations and will seek input from the broader investment community including major shareholders and creditors and then formulate a plan to ensure the Company is best positioned to thrive in the future.
Sincerely,
/s/ Stephen Hodges
Stephen Hodges
Member, BIMIZCI Fund, LLC

Important Information
This letter is not a solicitation of a proxy from any security holder of Medallion Financial Corp. (the “Company”).  Stepehn Hodges, and his affiliates, ZimCal Asset Management, LLC, BIMIZCI Fund, LLC (“BIMIZCI”) and Warnke Investments LLC (collectively, “ZimCal”), have nominated individuals as nominees to the Company’s board of directors and intend to solicit votes for the election of those individuals, Stephen Hodges and Judd Deppisch, as members of the Company’s board of directors (the “Nominees”).  ZimCal will send a definitive proxy statement, proxy card and related proxy materials to shareholders of the Company seeking their support of the Nominees at the Company’s 2024 annual meeting of stockholders.  Stockholders are urged to read the definitive proxy statement and proxy card when they become available, because they will contain important information about the Nominees, the Company and related matters.  Shareholders may obtain a free copy of the definitive proxy statement and proxy card (when available) and other documents filed by ZimCal with the Securities and Exchange Commission (“SEC”) at the SEC’s web site at www.sec.gov.  Shareholders may also direct a request to ZimCal’s proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (shareholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).
Participants in Solicitation
The following persons are participants in the planned solicitation by ZimCal: ZimCal Asset Management, LLC, BIMIZCI Fund, LLC, Warnke Investments LLC, Judd Deppisch, and Stephen Hodges.  The participants may have interests in the solicitation, including as a result of holding shares of the Company’s common stock. ZimCal filed a preliminary proxy statement under cover of Schedule 14A on April 10, 2024 (the “Preliminary Proxy Statement”). Information regarding the participants and their interests may be found in the Preliminary Proxy Statement, which information is incorporated herein by reference.